Gravitas Education Holdings, Inc.

4/F, No. 29 Building, Fangguyuan Section 1

Fangzhuang, Fengtai District

Beijing 100078

People’s Republic of China

October 28, 2022

VIA EDGAR

Mr. James Guigliano

Mr. Suying Li

Mr. Nicholas Nalbantian

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gravitas Education Holdings, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed May 11, 2022
File No. 001-38203

Dear Messrs. Giugliano, Li, Nalbantian and Field:

This letter sets forth the Company’s responses to the comments contained in the letter dated October 21, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on May 11, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Gravitas Education Holdings, Inc.

October 28, 2022

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Item 3. Key Information, page 3

1.	We note your response to comment 7 and re-issue in part. We note your proposed cross-references to specific risks, however, please include both the risk factor title and the relevant page number, not just the risk factor title.

In response to the Staff’s comment, the Company respectfully proposes to include the following double-underlined disclosure in the “Summary of Risk Factors” section in addition to its previously proposed underlined disclosure, and move it to earlier in Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Related to Our Corporate Structure

●	GEHI is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our PRC subsidiaries, the VIE, and investors of GEHI face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations’ on pages 30 to 31 of this annual report;

●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations’ on page 32 of this annual report;

●	We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to have the power to direct the activities of the VIE. The shareholders of the VIE may not act in the best interests of GEHI or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations which may not be as effective as direct ownership in providing operational control’ on page 32 of this annual report;

Gravitas Education Holdings, Inc.

October 28, 2022

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business’ on page 33 of this annual report; and

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to direct the activities of the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition’ on page 33 of this annual report.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations’ on page 35 of this annual report;

Gravitas Education Holdings, Inc.

October 28, 2022

●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, would subject us to sanctions imposed by the relevant PRC regulatory authority. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing’ on pages 35 to 37 of this annual report;

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs’ on page 37 of this annual report; ~~and~~

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment’ on pages 37 to 38 of this annual report;

Gravitas Education Holdings, Inc.

October 28, 2022

●	Uncertainties with respect to the PRC legal system could materially and adversely affect us. Rules and regulations in China can change quickly with little advance notice. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us’ on page 38 of this annual report;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws. Substantially all of our of directors and officers are located in China, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our directors and officers named in the annual report based on foreign laws’ on page 39 of this annual report; and

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business’ on page 39 of this annual report.”

Gravitas Education Holdings, Inc.

October 28, 2022

2.	We note your response to comment 8 and re-issue in part. While you propose to disclose that you have relied on an opinion of counsel to conclude that you have the necessary approvals and permissions to operate your business, please also include the name of your mainland China counsel. In addition, while we note the proposed additional disclosure in the risk factor titled “Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” in response to comment 8, it does not appear that this risk factor is cross-referenced, or the proposed additional disclosure included, in your proposed revised disclosure to be added to the introduction of Item 3. Please revise the proposed additional disclosure to be added to Item 3 to explain the basis for your conclusions why you are not required to have a cybersecurity review by the China Securities Regulatory Commission or the Cyberspace Administration of China.

In response to the Staff’s comment, the Company respectfully proposes to revise and include the double-underlined disclosure in the referenced section in addition to its previously proposed underlined disclosure, and file the consent of its mainland China legal counsel in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As advised by Commerce & Finance Law Offices, our mainland China legal counsel, as of the date of this annual report, except as otherwise stated in ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational and other services in the countries in which we operate’ and ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Certain of the operations by the former VIE may be deemed by PRC government to be carried out by entities beyond their authorized business scope,’ our PRC subsidiaries and VIE have obtained the requisite licenses and permits from the PRC government authorities ~~that are material~~ for the business operations of our holding company and the VIE in China, including, among others, the private school operation permit from the local education bureau, the registration certificate for private non-enterprise entities issued by the local civil affairs bureau and the ICP license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational and other services in the countries in which we operate’ and ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Certain of the operations by the former VIE may be deemed by PRC government to be carried out by entities beyond their authorized business scope.’

Gravitas Education Holdings, Inc.

October 28, 2022

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIE, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. The basis for the conclusion that we are not required to have a cybersecurity review by the CSRC or the CAC as of the date of this annual report is as follows: (i) no detailed rules or implementation rules have been issued by any authority; (ii) we have not been informed that we are a critical information infrastructure operator by any government authorities, as the Security Protection Regulations for Critical Information Infrastructure which became effective on September 1, 2021, stipulates that government authorities shall organize the identification of critical information infrastructure of respective industries and fields and notify the operators; (iii) we do not hold personal information of over one million users; and (iv) according to the Cybersecurity Review Measures, the cybersecurity review is organized by the Office of Cybersecurity Review, which is located in the CAC, while the CSRC is not the competent authority to organize the cybersecurity review. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.’”

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Very truly yours,

/s/ Hao Gu
Hao Gu
Chief Financial Officer

cc:	Yanlai Shi, Chief Executive Officer, Gravitas Education Holdings, Inc. Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP